09058807

Securities and Exchange Commission
RECEIVED
MAR 0 2 2009
Office of Compliance Inspection and Examinations

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43912 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Securities North America Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally (212)698-3309
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**NATIXIS SECURITIES NORTH AMERICA INC.**
**<u>(SEC I.D. No. 8-43912)</u>**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2008**
**AND**
**INDEPENDENT AUDITORS' REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

**Filed pursuant to Rule 17a-5(e)(3)**
**under the Securities Exchange Act of 1934 as a**
**PUBLIC DOCUMENT.**

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Natixis Securities North America Inc.

We have audited the accompanying statement of financial condition of Natixis Securities North America Inc. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Securities North America Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2009

## Natixis Securities North America Inc.
### Statement of Financial Condition
### December 31, 2008
### (In thousands of U.S. dollars, except share data)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 171,352 |
| Securities purchased under agreements to resell | | 7,728,526 |
| Securities borrowed | | 2,693,329 |
| Due from affiliates | | 11,595 |
| Accrued interest receivable | | 20,261 |
| Securities failed to deliver | | 49,650 |
| Due from clearing corporations | | 6,238 |
| Other assets | | 4,451 |
| **Total assets** | $ | 10,685,402 |
| **Liabilities and Stockholder's Equity** | | |
| *Liabilities* | | |
| Securities sold under agreements to repurchase | $ | 7,656,749 |
| Securities loaned | | 2,669,312 |
| Due to affiliates, net | | 69,642 |
| Accrued interest payable | | 11,310 |
| Securities failed to receive | | 49,937 |
| *Total liabilities* | | 10,456,950 |
| Liabilities subordinated to claims of general creditors | | 150,000 |
| *Stockholder's equity* | | |
| Common stock, $1.00 par value, 10,000 shares authorized, 850 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 10,862 |
| Retained earnings | | 67,589 |
| *Total stockholder's equity* | | 78,452 |
| **Total liabilities and stockholder's equity** | $ | 10,685,402 |

*The accompanying notes are an integral part of this statement of financial condition.*

## 1. Business and Organization

Natixis Securities North America Inc. (the "Company"), a New York corporation, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant licensed with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company participates in private placement and advisory activities and engages in proprietary matched book transactions using securities sold under agreements to repurchase and securities purchased under agreements to resell, which are collateralized by U.S. government and agency securities, and equity financing transactions. The Company also acts as an investment advisor to both related and unrelated parties. Since the Company's inception, it has not conducted any commodities activities. The Company is a wholly-owned subsidiary of Natixis North America Inc. ("NNA").

Prior to becoming an NNA wholly-owned subsidiary, the Company was a wholly-owned subsidiary of Natixis Capital Markets Inc. ("NCM"). Effective December 31, 2008, NCM was dissolved into NNA. NNA is a wholly-owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France, which was formed in 2006. Natixis Paris is jointly owned by Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"). NNA, along with other affiliates, comprise Natixis Paris Corporate and Investment Banking activities in the United States.

## 2. Summary of Significant Accounting Policies

### Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The statement of financial condition is stated in U.S. Dollars.

### Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned and securities sold, but not yet purchased.

### Cash and cash equivalents
The Company considers highly liquid debt instruments purchased and not held for resale, with maturity, when purchased, of three months or less to be cash equivalents. Securities purchased under agreements to resell and amounts placed with affiliates, are not considered cash and cash equivalents.

### Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements collateralized by U.S. government and agency securities are recorded as financing transactions and are carried at the contract value as specified in the respective agreements. Accrued interest on these transactions is recorded within accrued interest receivable or payable on the statement of financial condition. The Company

executes its repurchase agreements and reverse repurchase agreements with members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company, through FICC, manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts. Any difference is collected from or paid to each counterparty.

**Securities owned, at estimated fair value and securities sold, but not yet purchased, at estimated fair value**
The purchases and sales of securities owned and securities sold, but not yet purchased are recorded at estimated fair value on trade date in the statement of financial condition. Estimated fair value is generally based on quoted market prices or dealer quotations. At December 31, 2008, the Company did not have any securities owned or securities sold, but not yet purchased.

The Company assesses the fair value of its financial instruments under the Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* hierarchy, as described below:

*Level 1* - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

*Level 2* - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

*Level 3* - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

**Estimated fair value of financial instruments**
The Company's assets and liabilities are carried at estimated fair value or contracted amounts which the Company believes approximate estimated fair value. Assets which are recorded at contracted amounts approximating estimated fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, liabilities subordinated to claims of general creditors, and certain other payables are recorded at contracted amounts approximating estimated fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their estimated fair values are not materially affected by changes in interest rates or market movements.

**Concentrations of credit risk**
The Company clears fixed income securities transactions through the Government Securities Division of FICC, who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. bank. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

**Securities borrowed and securities loaned**
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable.

**Due from clearing corporations**
The balance in due from clearing corporations represents the net margin amount due for unsettled transactions and related activity.

**Short term deposits and borrowings**
Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

**Income taxes**
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. Amounts receivable or payable with NNA related to the Company's current tax provision are settled periodically through intercompany accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

## 3. Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")

SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 also nullified the consensus reached in Emerging Issues Task Force ("EITF") No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") which prohibited the recognition of day one gain or loss on derivative contracts and hybrid instruments measured at fair value when the Company cannot verify all of the significant model inputs to observable market data and market transactions.

SFAS 157 requires that a fair value measurement technique includes an adjustment for risks inherent in a particular valuation technique, such as pricing model and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts" for large holding of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The Company adopted SFAS 157 beginning January 1, 2008. The adoption of SFAS 157 had no material effect on the Company's statement of financial condition.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159 permits entities to choose to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. The Company adopted SFAS 159 beginning January 1, 2008. The adoption of SFAS 159 had no effect on the Company's statement of financial condition as there were no financial assets or liabilities for which the fair value option was elected. As of December 31, 2008 and during the year then ended, the Company did not elect the fair value option for any of its financial assets or liabilities.

Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161") – *an amendment of FASB Statement No. 133* ("SFAS 133")

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities* which is an amendment of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS 161 applies to all entities and to all derivative instruments and related hedged items. SFAS 161 requires that an entity discloses how and why the company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect the company's financial position, performance and cash flows.

SFAS 161 requires qualitative disclosures regarding the objectives and strategies for using derivative instruments, quantitative disclosures regarding the fair value amounts on derivative instruments, as well as gains and losses on those respective instruments, and disclosures regarding credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for fiscal years beginning after November 15, 2008 with early adoption encouraged. SFAS 161 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied. The Company is assessing what impact, if any, SFAS 161 will have on its statement of financial condition.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48")

FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

FASB Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3")

In December 2008, the FASB issued FSP FIN 48-3 which delayed the implementation of FIN 48 for certain non-public companies until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 and does not expect its adoption to have a material effect on its statement of financial condition.

FSP 140-3 *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP 140-3")

In February 2008, the FASB issued FSP 140-3 which provides guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, ("FAS 140"). However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under FAS 140. FSP 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008, and earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The Company does not expect the adoption of FSP 140-3 to have a material effect on its statement of financial condition.

FSP FAS157- 2, *Effective Date of FASB Statement No. 157* ("FSP FAS 157-2")

In February 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2

defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The Company does not expect the adoption of FSP FAS 157-2 to have a material impact on its statement of financial condition.

FSP FAS157- 3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3")

In October 2008, the FASB issued FSP FAS 157-3 which clarifies that the application of SFAS 157 in an inactive market depends on facts and circumstances and requires judgment. FSP FAS 157-3 specifies that it is acceptable for management to adjust or replace observable inputs based on their estimates and assumptions when markets are not active or observable inputs are not available. FSP FAS 157-3 became effective upon issuance. The impact of adopting this FSP was not material to the Company's December 31, 2008 statement of financial condition.

## 4. Due from Clearing Corporations

As of December 31, 2008, amounts due from clearing corporations consist of the following:

| | (In thousands of U.S. dollars) | |
|---|---|---|
| U.S. Treasury bill | $ | 250 |
| Deposits | | 5,000 |
| Margin account | | 988 |
| | $ | 6,238 |

The U.S. Treasury bill has a maturity date of May 7, 2009 and is pledged as part of the clearing deposit requirement.

## 5. Cash and Cash Equivalents

At December 31, 2008, cash and cash equivalents include approximately $154.0 million of commercial paper maturing on January 5, 2009. At December 31, 2008, all cash balances were held at major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

## 6. Related Party Transactions

In conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, the Company settles all receivables and payables including amounts related to current taxes on a net basis. At December 31, 2008, included in due to affiliates, net, the Company recorded payables to Natixis Financial Products Inc. ("Natixis FP") and NNA of $82.3 million and $4.5 million, respectively. The payable to NNA represents the amount due for current taxes.

The Company enters into short term deposit and borrowing transactions with Natixis FP which are recorded net in the statement of financial condition. At December 31, 2008, the Company placed

$18.8 million of overnight loans with Natixis FP at interest rates below 1%. Such loans are recorded within due to affiliates, net, in the statement of financial condition.

The Company had fails to deliver to Natixis FP of approximately $49.7 million as of December 31, 2008. This amount is recorded within fails to deliver in the statement of financial condition.

Effective December 31, 2008, the Company had an outstanding subordinated loan and an unfunded revolving subordinated loan commitment from related parties as follows:

| Instrument | Legal Entity | Amount (in millions of U.S. dollars) | Interest rate / Commitment fee | Maturity |
|---|---|---|---|---|
| Subordinated Loan | NNA | $150.0 | 3 month Libor + 325 bps | 12/31/2014 |
| Unfunded Subordinated Loan Commitment | Natixis Commercial Paper Corp. ("Natixis CP") | $200.0 | 1% | 12/31/2014 |

Amounts drawn under the subordinated loan commitment accrue interest at 3 month Libor + 325 bps. The Company estimates that the fair value of its funded and unfunded subordinated loans approximates their carrying value.

The foregoing agreements were amended effective December 31, 2008. Prior to the amendments, the terms of the Company's subordinated loan agreements were as follows:

| Instrument | Legal Entity | Amount (in millions of U.S. dollars) | Interest rate / Commitment fee | Maturity |
|---|---|---|---|---|
| Subordinated Loan | NCM | $150.0 | 3 month Libor + 25 bps | 12/31/2009 |
| Unfunded Subordinated Loan Commitment | Natixis CP | $200.0 | - | 12/31/2009 |

In connection with the dissolution of NCM described in Note 1, NNA assumed NCM's role as subordinated loan provider. As of December 31, 2008, accrued interest on the subordinated loan was $1.7 million and is included in due to affiliates, net in the accompanying statement of financial condition.

The Company and Natixis Paris entered into a guarantee agreement dated October 15, 2007 whereby all of the Company's payment obligations arising from its equity financing and securities lending activities are fully guaranteed by Natixis Paris.

The Company enters into equity financing trades with affiliates which are recorded as securities borrowed or loaned in the statement of financial condition. The following table summarizes the amounts outstanding between the Company and affiliates at December 31, 2008:

| Affiliates | (In thousands of U.S. dollars) Securities borrowed | Securities loaned |
|---|---|---|
| Natixis Derivatives Inc. | $ 13,992 | $ 70,834 |
| Natixis FP | 347,757 | 1,736,177 |
| Natixis Bleichroeder Inc. | - | 3,291 |
| Natixis Paris | 2,605 | 4,797 |
| | $ 364,354 | $ 1,815,099 |

The Company earns investment management fees from Califano Investments Limited ("CIL"), an indirect wholly-owned subsidiary of Natixis Paris. The Company recorded a receivable from CIL of $7.8 million for the unpaid investment management fees at December 31, 2008, which is included in due from affiliates in the statement of financial condition. Such amount is not subject to the netting arrangement described above.

The Company earns investment management fees and commissions on equity transactions from Natixis Paris in connection with certain investment management and advisory services. The Company recorded a receivable from Natixis Paris of $3.8 million in due from affiliates at December 31, 2008 in connection with unpaid amounts owed for the foregoing services.

During 2008, the Company entered into various reverse repurchase and repurchase transactions with Natixis FP. The outstanding amount as of December 31, 2008 totaled $1.4 billion and $2.8 billion, respectively with weighted average interest rates below 1%. These amounts are included in securities purchased under agreements to resell and securities sold under agreement to repurchase, respectively, in the statement of financial condition.

## 7. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive ("LTI") plan. This plan provides for grants of units, the value of which is derived in accordance with the LTI plan documents. The cost of the LTI plan is accrued by the Company over the three year vesting period of the units.

## 8. Regulatory Requirements

The Company is subject to the net capital rules of the SEC and CFTC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is $500,000. At December 31, 2008, the Company had net capital, as defined of $206.0 million which was $205.5 million in excess of regulatory requirements.

The revolving subordinated agreements discussed in Note 6 offer the Company the ability to increase its regulatory capital position at its discretion.

The subordinated loans, including amounts drawn under the revolving subordinated agreements, qualify as equity capital for regulatory purposes and may only be paid if the Company is in compliance with the various terms of the SEC's Uniform Net Capital Rule and with the pre-approval of FINRA.

The Company is in compliance with the exemptive provisions of Rule 15c3-3.

## 9. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase and securities borrowed agreements with an estimated fair value of $10.4 billion as of December 31, 2008 which it can sell or re-pledge. These amounts are not reflected on the statement of financial condition as the Company does not own the collateral received and re-pledges the collateral only in connection with the repurchase and securities loaned agreements. Substantially all of the collateral has been re-pledged to affiliate and external counterparties as of December 31, 2008.

## 10. Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various equity securities and fixed income transactions with counterparties. These activities may expose the Company to off-balance sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

As of December 31, 2008, the Company has entered into forward starting reverse repurchase agreements of $854.6 million for U.S. government and agency securities, with effective start dates subsequent to year end. Such items are not reflected on the statement of financial condition until the transaction date occurs.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2008.

********

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2009

Natixis Securities North America Inc.
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Natixis Securities North America Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP